FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 8, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO’S PRE-FEASIBILITY STUDY OF ITS TWANGIZA GOLD PROJECT
INDICATES GOLD PRODUCTION OF 2.3 MILLION OUNCES AT AVERAGE
OPERATING CASH COSTS OF US$345/OZ DURING 12 YEARS OF
OPERATION

Study indicates production of 345,125 ounces per year at a total operating cash cost of
US$212/oz during first 3 years, with payback of Capital Expenditure (including Hydro
Electric Power) of 2.78 years at US$850/oz

TORONTO, July 7, 2008 - Banro Corporation (“Banro” or the “Company”) (AMEX - “BAA” TSX - “BAA”) is pleased to announce completion of the Pre-Feasibility Study of its wholly-owned Twangiza project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Highlights include:

•	Average annual production of 345,125 ounces of gold per annum over the first 3 years of operation;
•	Average annual production of 236,144 ounces of gold per annum for the first 7 years of operation;
•	Total operating cash costs of US$212 per ounce for the initial 3 years of mine life;
•	Average total operating cash costs of US$345 per ounce for the first phase Life of Mine;
•	Project post tax net present value (“NPV”) of US$352 million based on a gold price of US$850 per ounce and 5% real discount rate;
•	Full project capital expenditure payback, including the cost of the hydro-electric scheme, of 2.78 years from the start of production, based on a US$850 per ounce gold price;
•	Project net cash flow after tax and capital spending of US$583 million.

“The Twangiza production profile is skewed with significantly higher rates of gold output in the earlier years resulting from the near surface, wide oxide zone, and together with lower mining and processing costs of this material, results in strong cash-flows, supporting a quick pay-back of total capex. This is an ideal scenario for this region and should support the decision to apply a lower discount rate on these future cash-flows in securing financing for the project. In addition to this, the project brief was designed to take full advantage of Banro’s mining convention, specifically over the first 10 years of the mine’s life. It is likely that the Twangiza project, and its resultant free cash-flows, can assist financing the organic growth of the belt,” said Simon Village, Chairman of Banro.

The Pre-Feasibility Study has been prepared with input from a number of independent consultants including SRK Consulting, Cardiff (Mineral Reserve/Resource), SRK Consulting, Johannesburg (Mining, Environmental and Social), SGS Lakefield, Johannesburg (Metallurgical test work), Knight Piésold, Vancouver (Power), AMEC, UK (Tailings Dam) and SENET, Johannesburg (Processing and Infrastructure). SENET also undertook the Pre-Feasibility economic valuation and report compilation.

Twangiza Project Overview

The Twangiza project is located in the South Kivu Province of the DRC, 45 kilometres to the south-southeast of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits totaling 1,164 square kilometres which are wholly-owned by Banro through a DRC subsidiary, Twangiza Mining SARL. The current exploration commenced in October 2005, and by May 2008, a total of 216 diamond drill holes had been completed. There has also been extensive re-sampling of old mine adits along the 3.5 kilometre long, north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) which have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure. Exploration is continuing with six diamond rigs on the property.

“In spite of excessive increases in the cost of steel, fuel, other reagents and transportation which have been experienced since the publication of the Scoping Study last year, this Pre-Feasibility Study demonstrates the robust economics of the Twangiza project. Twangiza has the potential to generate significant cash flow based on its projected low operating cash costs. Our focus is now to further improve Twangiza’s economics by expanding the resource base as well as optimizing various aspects of the project, specifically the processing route and the hydro electric plant. This will be done as we finalize the Bankable Feasibility Study and move Twangiza further along the development path and up the value curve,” said Banro President and CEO Mike Prinsloo.

Mineral Resources

SRK Consulting (UK) Ltd. (“SRK”) has prepared an independent estimate of the Mineral Resources at Twangiza, which estimate is set out in Table I below.

SRK’s estimate is based on drilling data available as at May 14, 2008 and followed a review, analysis, interpretation and estimation lead by Martin Pittuck, C.Eng, who is an employee of SRK and is the “qualified person” (as defined by National Instrument 43-101) for the purpose of this estimate. SRK’s Mineral Resource estimate uses the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves and is reported in accordance with National Instrument 43-101 requirements. The effective date of the estimate is June 23, 2008 and is based on a cut-off grade of 0.5 g/t gold. The Mineral Resource is considered to have reasonable prospects for economic extraction by open pit mining and has been restricted to an optimum pit shell which uses a US$910 /oz gold price.

Table I - Summary of Twangiza Mineral Resource Estimate (June 23, 2008)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60

(Using a 0.5 g/t Au cut-off).

The above estimated Mineral Resources are found within three deposits: Twangiza Main, which contains 87% of the total Mineral Resources; Twangiza North, which contains 11% of the total Mineral Resources; and the transported Twangiza “Valley Fill” deposit, which contains 2% of the total Mineral Resources.

This Mineral Resource estimate differs from Banro’s January 2008 estimate owing to some changes in approach, the more significant of which are described here. Principally, SRK has restricted the Mineral Resource to a Whittle pit shell below which the mineralization model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting. Secondly, the cut-off grade now used is 0.5 g/t gold compared to 1.0 g/t gold previously used by Banro. This change results from economic and technical factors resulting from the current study; however, the effect of this has been offset by SRK’s slightly tighter wireframing and grade estimation parameters. Thirdly, slightly lower densities have been used in the weathered material based on a greater number of measurements than were previously available.

The lower cut-off grade has resulted in a 10% increase in Measured and Indicated tonnage at a 13% reduced grade for a 3.5% reduction in gold content. The pit restriction has resulted in a significant reduction in Inferred Mineral Resource given that deeper areas of fresh mineralisation are now considered unlikely to be mined economically assuming a US$910 gold price. There remains potential to increase the Mineral Resource contained in the Pre-Feasibility Study pit, resulting from the ongoing drilling that is being undertaken. A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions.

Mine Plan

SRK Consulting (Johannesburg office) undertook a mine plan based on the Measured, Indicated and Inferred Mineral Resources delineated to date for Twangiza. Pit optimizations were undertaken on the two principal deposits at Twangiza, namely Twangiza Main and Twangiza North, using the following estimates and factors:

Gold price	US$ 700 (downside), US$850 (base case), US$1,000 (upside) - per ounce
Diesel fuel price	US$ 1.60/litre
Mining dilution	5% at zero grade
Mining recovery	95%
Pit slopes	Minus 28 to 55 degrees
Metallurgical recovery	Oxide ore	90%
	Transitional porphyry: Twangiza Main	85%
	Transitional porphyry: Twangiza North	90%
	Fresh porphyry: Twangiza Main	83%
	Fresh porphyry: Twangiza North	75%
	Transitional sedimentary	38%
	Fresh sedimentary	54%

The following Mineral Reserves are estimated by SRK Consulting to be contained in a practical pit design:

Table II – Summary of Twangiza Mineral Reserve Estimate (June 23, 2008)

Reserve Category	Deposit	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Proven	Twangiza Main	15.22	2.60	1.273
	Twangiza North	0.07	1.19	0.003
Total : Proven		15.29	2.60	1.276
Probable	Twangiza Main	27.47	1.81	1.594
	Twangiza North	6.13	2.23	0.440
Total : Probable		33.60	1.88	2.034
Total : Proven and Probable	Twangiza Project	48.89	2.11	3.310

SRK Consulting’s independent estimate of the Twangiza Mineral Reserves is based on the Mineral Resource estimate set out above (see Table I). The Mineral Reserves were estimated by H.G. Waldeck and M. Sturgeon, who are employees of SRK Consulting and who are the “Qualified Persons” as defined by National Instrument 43-101 for the purpose of this estimate. The Mineral Reserve estimate uses the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves and is reported in accordance with National Instrument 43-101 requirements.

The two deposits at Twangiza are planned to be mined simultaneously to provide 5.0 million tonnes of oxide ore to the processing plant in the initial years. The transition and fresh ore types are planned to be stockpiled during this period and processed once the oxide ore production decreases.

The estimated total open pit mine operating cost of US$6.94 per tonne of ore is equivalent to US$1.59 per tonne of material moved.

“Twangiza has a favourable stripping ratio of only 1.72, which is an important contributing factor to Twangiza’s low operating costs,” said Prinsloo.

The Pre-Feasibility Study has been done at Banro’s request with specific focus on the non-refractory portion of the ore body. SRK has included some of the transitional and fresh sedimentary ore types in the Measured and Indicated categories, but due to their refractory nature, this results in lower processing plant recoveries; recoveries of 38% for the sedimentary transition and 54% for the sedimentary fresh were used. (These same recoveries were used in the Scoping Study for this material). The Pre-Feasibility Study excludes an estimated 22.5million tonnes of mineralized material categorized as reject material (transitional and fresh sedimentary), at an average estimated grade of 0.8g/t Au, (equivalent to approximately 570,000 ounces of gold) which are in the Inferred category and are to be stockpiled separately for processing at a later stage or blending when capacities in the plant allow for it. The metallurgy around those ore types will be reworked and optimized in the next six months as the Company moves through to completion of the Bankable Feasibility Study.

The Scoping Study (or Preliminary Assessment) that was released on July 30, 2007 included all of the refractory and non-refractory material, within the optimized pit in the project economics.

“This has further upside for Twangiza, and essentially provides the option of processing a further half million ounces that have not been incorporated in the current production profile. Also not included in the Pre-Feasibility Study as the first phase Life of Mine are the additional targets of Luhwindja (neighbouring Twangiza North), Mufwa and the Tshondo. Initial soil results and adit samples at Mufwa show promise, and should be confirmed by the current drilling program we have initiated at Mufwa,” said Prinsloo.

Processing

Metallurgical test work, including recovery and comminution studies on representative, composite drill core samples, have been undertaken for the oxide, transitional and fresh rock ore categories by SGS Lakefield in Johannesburg and are continuing. The results indicate that the oxide (sediment and porphyry), the transitional and the fresh rock feldspar porphyry host rock, is non-refractory, while the transitional and fresh rock sediments are of a refractory nature or contain refractory material. Metallurgical results to date indicate the following metallurgical recoveries for the various ore types:

Oxide Twangiza Main: 89.8%

Oxide Twangiza North: 89.8%

Transition Non-Refractory Twangiza Main: 85.2%

Transition Non-Refractory Twangiza North: 90.2%

Fresh Non-Refractory Twangiza Main: 82.7%

Fresh Non-Refractory Twangiza North: 74.5%

Transitional Sedimentary: 38%

Fresh Sedimentary: 54%

Based on this test work, SENET of Johannesburg scoped a conventional Gravity-CIL (carbon-in-leach) 3-train processing facility with annual throughput of 5.0 million tonnes per annum of oxides or 3.75 million tonnes per annum of transitional and fresh ore take out, (all non-refractory), or combinations thereof, resulting in a currently defined mine life of 12 years as the first phase. Metallurgical variability test work is continuing to confirm recoveries and reagent consumptions. Work will continue on alternative processing routes, such as bio-oxidation, to optimize the extraction of gold from the refractory ores in the transitional and fresh sedimentary ore types, which are estimated to contain 2 million ounces.

Power

Studies have been undertaken using hydroelectric and diesel power sources for the Twangiza project. Although capital costs are higher for the hydroelectric alternative, operating costs, especially processing power costs, are significantly lower and subsequent project economics are better than a diesel powered generation alternative. Back up diesel power for essential processing plant equipment has been included in the project’s capital cost. Knight Piésold Ltd. of Vancouver undertook studies on a number of potential hydroelectric sites along the Twangiza-Namoya belt. Follow-up site investigations, including the installation of flow gauges and detailed hydrology studies, were done as part of the Pre-Feasibility Study. Two sites on the Ulindi River, referred to as Ulindi 1 and Ulindi 2, were selected as the preferred sites for the development of a hydro electric facility with an installed capacity in the range of 26.5 MW and 30.0 MW. Studies also indicated that the Ulindi 2 site would be capable of accommodating a significantly larger installation if required. The estimated Pre-Feasibility capital costs are based on the larger 30 MW option, which is a substantial increase over the 18MW costs presented in the Scoping Study. Knight Piésold Ltd. has indicated that the development of a hydro electric power facility to supply power to the project is both feasible and viable. Studies to date envisage the development of a stand-alone, run-of-river hydroelectric scheme on the Ulindi River (Ulindi 2) utilizing a 600 metre natural drop in the river over a distance of some 18 kilometres.

The hydro electric power scheme also has the potential of obtaining carbon credits, which not only compliment Banro’s environmental friendly policies, but could also present a favourable cost saving or claw back for the project. These recoveries have not been quantified in the Pre-Feasibility Study, but will be included in the Bankable Feasibility Study.

“Project economics have not been included using a diesel power alternative at Twangiza owing to the hydro potential of both the Ulindi 1 and Ulindi 2 sites in the area which are quite capable of supporting a project size of Twangiza. In addition, the hydro offers a clean energy solution that will attract both environmental and revenue benefits, the latter resulting from carbon credits that are now available in the market. This also improves the logistics of the operation through not having to convey diesel to site which would otherwise create congestion along the N2 highway, which has recently been upgraded with funding from the World Bank,” said Prinsloo

Capital Costs and Infrastructure

Table III below summarizes estimated capital costs for the Twangiza project, as estimated by the independent consultants, and includes preliminary quotations from equipment providers, further substantiated by experience on current projects in Africa.

It is important to note that recent metallurgical test results (post process plant design selection) reveal that the selected process plant is not the most cost effective design for the processing requirements of the existing ore body. It is therefore envisioned that, based on this recent information, a substantial capital cost saving may be achieved through a redesign of the processing plant and its footprint. The transition into the bankable phase of the study will reveal this in greater detail, but for the purposes of the Pre-Feasibility Study, a scoping level capital expenditure estimate has been indicated for this alternative option. (See Sensitivities – Scenario II).

Within the Pre-Feasibility Study, certain assumptions around key financial drivers have been made (eg. owner operated mining fleet vs. outsourced mining, capital purchase of standby diesel generators vs. leasing options, etc.). These drivers have the obvious impact of increasing capital costs and reducing operating costs and need to be considered when reviewing the financial figures. Conversely, the lower capital cost options will increase the operating costs.

Costs currently assume an owner-operated mining fleet, although contractor mining has been investigated and interested parties will conduct site visits in the near future in order to submit a price for the Bankable Feasibility Study. (See Sensitivities – Scenario III).

Additionally, the assumption is made that a dedicated hydro-electric facility would be developed by Banro utilizing one of the sites selected by the Company’s consultant hydrologist, Knight Piésold. Hydro electric power plant builders/operators have been approached to do on-site visits in the near future in order to submit a price for the Bankable Feasibility Study.

All financial analysis for the Life of Mine includes the total design, construction and commissioning, production and closure.

A conservative approach to the cost of lime and cement has been taken in the Pre-Feasibility Study and further investigations of sourcing locally (within the DRC) or close country supply (within Kenya, Uganda, etc.) will be further explored over the coming months to achieve reductions in these costs.

Labour costs have also been brought into line with Banro’s current market levels.

Table III - Twangiza Project Estimated Capital Costs

	3 Stream	1 Stream/Contractor 30 July 2007
CAPEX SUMMARY	PFS Original Design	Provisional Estimate (Scoping Level)	Original Scoping
	HEP	HEP	HEP
Mining	US$million	US$million	US$million
Plant & Equipment	57.789	0	57.588
Haul Roads	3.500	3.500	4.563
Prestrip Costs	6.646	6.646	15.132
Other	2.944	2.944	1.386
Total Mining	70.879	13.090	78.670
Process Plant
Earthworks & Civils	49.348	38.000	14.287
Mechanical Equipment, Structural & Piping	87.699	70.000	57.307
Electrical & Instrumentation	14.790	11.500	7.899
Tailings Dam	16.848	16.848	5.441
Other	22.699	16.000	14.537
Total Process Plant	191.383	152.348	99.470
Infrastructure
Power Plant & First Fuel Fill (Standby Genset & Fuel Form)	92.555	86.500	54.840
Buildings & Accomodation Facilities	8.382	7.000	7.598
Access Roads	17.298	17.00	6.510
Light Vehicles & Mobile Equipment	2.784	2.500	2.6188
Other	9.000	7.500	1.452
TotalInfrastructure	130.019	120.500	73.019
Management Costs
EPCM	41.000	39.000	34.227
Owner’s Preproduction Costs	26.134	17.000	9.695
Administration Tax & Insurances	14.737	11.500	9.966
Total Management Costs	81.870	67.500	53.888
Contingency	67.050	55.000	42.423
TOTAL INITIAL CAPITAL COSTS	541.202	408.438	347.469
Ongoing Capital	39.380	39.380	32.823
GRAND TOTAL PROJECT CAPITAL COSTS	580.582	447.818	380.292

The estimated capital costs include the full hydro electric power plant capital, which has increased by some US$40million compared to the Scoping Study, however Banro will seek third party funding of the hydro electric power plant and discussions are underway with a number of outside parties.

Note: Scenario 1 under sensitivities below examines the Base Case.

Note: Scenario 2 under sensitivities below examines the US$580.582 less US$57.789 for the contractor mining fleet. (i.e US$522.793 capital expenditure) – See Table III.

Note: Scenario 3 under sensitivities examines the US$447.818, which is the contractor mining fleet /single stream plant.

Operating Costs

Table IV - Total Operating Costs for Initial 7 years

	PFS		Scoping Study
OPEX : First 7 Years : HEP	US$/t	US$/oz	US$/t	US$/0z
Mining	5.39	109.67	6.62	104.25
Processing	8.72	191.31	5.31	83.55
G & A	2.09	44.89	1.58	24.92
Refining	0.26	5.00	0.13	2.07
Total	16.46	350.87	13.64	214.79

Table V - Life of Mine Total Operating Costs

	PFS		Scoping Study
OPEX : LoM : HEP	US$/t	US$/oz	US$/t	US$/0z
Mining	4.32	91.76	5.95	114.21
Processing	9.48	201.29	5.73	110.01
G & A	2.19	46.60	1.58	30.40
Refining	0.24	5.00	0.11	2.07
Total	16.23	344.65	13.37	256.69

In preparing the Pre-Feasibility Study there have been a number of assumptions and material factors that have been employed. Some of these are shown in Table VI and VII below.

Table VI – Financial Assumptions - Twangiza

	UNIT	BANRO ASSUMPTION
Revenue
Gold Price	(US$/oz)	850
Discount Rate	(%)	5.0%
Fuel Prices
Diesel	US$/l	1.60
Power Costs
HEP Costs	US$/kWh	0.025
Fiscal
Tax Free Holiday	Years	10
Tax Rate Year 0 -10	(%)	0.0%
Tax Rate > 10 years	(%)	30%
Royalty (Government)	(%)	0.0%
Administration Tax	(%)	5.0%
Depreciation	(%)	0.0%
Depreciation Period	Years	10
Conversions Factors
Kilograms to Ounces	(kg/troy oz)	32.1505
Diesel Fuel Density	(t/m3)	0.85
Hydro Density	(t/m3)	0.97
Exchange Rate	Rand:Dollar	ZAR8:US$1

Refining Charges, Dore Transport and Insurance	US$/oz	5.00

Percent Capital Expenditure (Year 1)%		30.0%
Process Plant Residual Value	%	5.0%
Power Plant Residual Value	%	30.0%
Mining Equipment Residual Value	%	5.0%
Vehicles	%	10.0%

Table VII shows the percentage increases of the key components causing the difference between the Scoping Study and the Pre-Feasibility Study.

Table VII – Material Factors – Twangiza

Approximate % Price Increase July 2007 » July 2008
1. Diesel Costs	58.0%
2. Transport (Logistics)	35%
– Container Price for Freight	26.0%
3. Civils and Infrastructure
– Earthworks (Increased Process Plant footprint, increase in earthwork rates)	784%
– Civils (Increased Process Plant footprint)	70%
– Access Roads (incl. Earthworks, Layers, Drainage & Bridges): Distance Increase (SS; 24km » PFS:34.2km)	126%
4. Steel Costs	85%
5. Reagents
– Lime Costs	12.0%
– Cyanide	22.0%
– Cement	22.0%
6. Power (Increase from 18MW » 30MW)	64.0%
7. Process Plant Redesign (3 Stream (PFS) vs. Single Stream (SS))	62.0%
8. Tailings Dam	210.0%
9. Resettlement Costs	183.0%

**Notes: PFS – Pre-Feasibility Study; SS – Scoping Study

The 3 stream plant has a bigger footprint requiring more earthworks because of topography.

The increase in the tailings dam is due to a change in location necessitated by environmental considerations.

The contractors have also increased their margins, particularly for more remote locations.

Project Economics and Financial Analysis

SENET has produced a cash flow valuation model for the Twangiza project based on the geological and engineering work completed to date and incorporating the hydroelectric power source. The base case was developed using a long-term gold price of US$850 per ounce. The financial model also reflects the favourable fiscal aspects of the Mining Convention governing the Twangiza project, which include 100% equity interest and a 10 year tax holiday from the start of production. An administrative tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital and operating costs.

Calculated sensitivities show the significant upside leverage to gold prices and robust nature of the projected economics to operating assumptions. These sensitivities could also be indicative of a more economical process plant design that will be reviewed within the bankable phase of the study.

Sensitivities

Scenario 1 – Base Case

Table VIII - Gold Price

Gold Price US$/oz	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
700	9.6%	237	92	7
850	20.5%	583	352	196
1000	29.8%	928	611	398

Table IX - Capex

CAPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	24.6%	641	407	249
+10%	17.1%	525	296	143

Table X - Operating Costs

OPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	22.4%	662	408	238
+10%	18.5%	503	295	153

Table XI - Fuel Price

Fuel Price Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	20.8%	592	359	201
+10%	20.2%	573	344	190

Scenario 2 – Contract Mining Option (Contractor option where mining fleet is purchased by the contractor. This will impact on costs by an estimated US$30/oz, increasing the total operating cash cost to US$375/oz).

Table VIII (2) - Gold Price

Gold Price US$/oz	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
700	13.1%	293	147	47
850	24.7%	639	406	249
1000	34.7%	984	666	451

Table IX (2) - Capex

CAPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	29.1%	691	456	297
+10%	21.0%	586	357	202

Table X (2) - Operating Costs

OPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	26.7%	718	463	291
+10%	22.7%	559	350	207

Table XI (2) - Fuel Price

Fuel Price Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	25.0%	648	414	255
+10%	24.4%	629	399	243

Scenario 3 – Contractor Mining/Single Stream Plant

(Capital expenditure further reduced by footprint and single stream plant).

Table VIII (3) - Gold Price

Gold Price US$/oz	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
700	19.0%	366	218	117
850	31.8%	711	478	319
1000	42.8%	1,057	737	521

Table IX (3) - Capex

CAPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	36.7%	756	520	359
+10%	27.6%	666	436	279

Table X(3) - Operating Costs

OPEX Change %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	33.8%	791	535	361
+10%	29.6%	632	421	277

Table XI (3) - Fuel Price

Fuel PriceChange %	IRR	NPV US$ million at different discount rates
	%	0%	5%	10%
-10%	32.1%	721	485	325
+10%	31.4%	702	470	313

The above financial analysis does not take into account ongoing exploration, financing, interest or working capital costs, but does estimate ongoing capital requirements.

Accessibility and Transport/Logistics

SENET and FH Bertling Logistics have undertaken preliminary surveying with detailed analysis of access routes to the Twangiza project for plant and equipment as well as ongoing production materials and consumables. As part of the Pre-Feasibility Study the following routes were investigated:

1.	Mombasa (Kenya)-Nairobi-Kampala (Uganda) – Kigali (Rwanda) – Bukavu (DRC) and then en-route to Site via the N2 road in South Kivu Province.
2.	Dar es Salaam (Tanzania) to Kigomo by road or rail – travel north through Tanzania crossover into the Burundi border and again into Rwanda en-route to Bukavu – N2 through to Site.
3.

Road from Johannesburg (RSA) on the Great North road through Zambia to Mpulungu (southern most point of Lake Tanganyika) – barge to Bujumbura (Burundi) and truck over the Rwandan border – Bukavu (DRC) N2 through to Site.

The national road (N2) running from Bukavu to Kasongo passes within approximately 24 kilometres of the project. This road is currently being upgraded through a World Bank initiative and the upgraded section has passed the Twangiza turnoff and the Ulindi 1 and/or Ulindi 2 hydro sites on route to Kamituga, Lugushwa and Namoya, three of Banro’s other projects.

The study findings propose option 1 as the preferred choice.

Environmental and Social Aspects

SRK Consulting has commissioned and is implementing a Bankable Feasibility, Environmental base-line study at Twangiza which will include ecological, hydrological and socio-economic assessments. During the Pre-Feasibility phase specialist inputs were commissioned on:

•	Environmental studies
•	Social studies
•	Water studies

•	Geochemistry studies

The Pre-Feasibility socio-economic assessment included a village-level socio-economic survey, which generated valuable data on demography, lifestyles and household livelihoods. It provided a firm basis for the formulation of a Resettlement Policy Framework, which will form the basis for taking the resettlement planning process to the level of a resettlement action plan (RAP) during the Bankable Feasibility phase. The social assessment also generated a conceptual Social Development Plan and a Stakeholder Engagement Plan which will be further detailed and refined during the Bankable Feasibility Study phase.

Project Opportunities

Banro is actively pursuing a number of alternatives for enhancing and increasing the economics and financial returns relating to the Twangiza project. These include delineating additional resources at Twangiza, such as the Luhwindja, Mufuwa and Tshondo deposits, which are within economic hauling distances, optimizing the mine plan schedule, optimizing process recoveries for the various ore types and targeting new near surface prospects within the Twangiza project area.

The regional exploration potential is encouraging. The Twangiza and surrounding properties have recently been covered by geographical survey involving helicopter borne magnetic and radiometric surveys. The data has been processed and analyzed and resultant anomalies and targets will be tested as part of future growth opportunities. The Company has also completed the LiDAR surveys for the whole of the Twangiza property and the surrounding areas.

Site Selection

All sites have been selected from the different site positions that were investigated for each category (e.g. the plant, waste rock dumps, tailings (slimes) dam, man camps, etc.) However, further site opportunities and optimization to minimize the associated earth works are under consideration and will be evaluated in line with the perceived process plant design changes to be undertaken in the Bankable Feasibility Study.

Development Timetable

Despite the recent abnormally high price increases in fuel, steel and other consumables, the project economics have remained positive and have endorsed Banro’s decision to work seamlessly towards completion of a formal Bankable Feasibility Study by the end of 2008. This will largely involve the inclusion of more infill drilling and a further resource update, further pit optimization and optimizing the engineering studies and design, including the incorporation of further metallurgical and geotechnical investigations. Banro and SRK Consulting are targeting to complete the baseline environmental studies by the end of November 2008.

All the Pre-Feasibility work will now progress directly to a definitive, Bankable Feasibility Study with completion targeted for the end of the fourth quarter of 2008. During this period, Banro intends to initiate discussions with potential project finance lenders, including both multilateral agencies and commercial banks.

Full details of the Twangiza Pre-Feasibility Study in the form of a National Instrument 43-101 technical report will be filed on SEDAR (at www.sedar.com) within the next 45 days. Additional information with respect to the Twangiza project is contained in the technical report of SENET dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of the Congo.” A copy of this report can be obtained from SEDAR at www.sedar.com.

Qualified Person

The Pre-Feasibility Study of Twangiza was prepared under the supervision of Neil Senior, Joint Managing Director of SENET and a “qualified person” as such term is defined in National Instrument 43-101. Mr. Senior has reviewed and approved the contents of this press release.

Teleconference

Banro will be hosting a teleconference to discuss the results of the Twangiza Pre-Feasibility Study on Tuesday, July 8, 2008 at 9 a.m. Eastern Time, 2 p.m. in the U.K. and 3 p.m. in Johannesburg. Please dial 416-695-6310 or 1 800-565-0813 in North America; 1 800-4222-8835 in the U.K. and Europe; or +1 416-695-6310 in South Africa and elsewhere, and ask for the Banro Corporation teleconference. An instant replay of the teleconference will be available an hour following the call and for a period of one month. Please dial 416-695-5800 or 1 800-408-3053 in North America or +1 416-695-5800 in other locations and enter Passcode 3266112.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Statement

The Pre-Feasibility Study of Twangiza does not include any Inferred Mineral Resources. There is no certainty that the conclusions reached in the Pre-Feasibility Study will be realized.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated Twangiza project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves and the Company’s exploration and development plans and objectives with respect to its Twangiza project) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the Twangiza Pre-Feasibility Study and mine plan; failure to establish estimated mineral resources or reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries for Twangiza being less than those indicated by the metallurgical test work carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; changes to regulations affecting the Company’s activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note Concerning Resource and Reserve Estimates

The mineral resource and mineral reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this press release are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

The Mineral Resource and Reserve estimates are reported according to the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves. The Mineral Resource and Reserve estimates are considered to have reasonable prospects for economic extraction by open pit mining and have been restricted to an optimum pit shell which uses a US$910/oz gold price assumption, equivalent to a 7 % increase over the Pre-Feasibility Study base case gold price of US$850/oz gold.

Banro will also be announcing the Pre-Feasibility Study Results for its Namoya Project in due course.

For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.